Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TRULI MEDIA GROUP, INC.

ARTICLE I

The name of this Corporation is Truli Media Group, Inc. (this “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the state of Delaware is 2140 S Dupont Highway, Camden, County of Kent, Delaware, 19934. The name of its registered agent in charge thereof is Paracorp Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”).

ARTICLE IV

The authorized capital stock of the Corporation shall consist of: (i) two hundred fifty million (250,000,000) shares of Common Stock having a par value of $0.0001 per share, and (ii) ten million (10,000,000) shares of “blank check” Preferred Stock having a par value of $0.0001 per share. Authority is hereby expressly granted to the board of directors (“Board”) of the Corporation to fix by resolution or resolutions any of the designations, powers, preferences and rights, and any of the qualifications, limitations or restrictions which are permitted by the DGCL in respect of any class or classes of Preferred Stock or any series of any class of Preferred Stock of the Corporation.

ARTICLE V

The Board shall have the power to adopt, amend or repeal the Bylaws.

ARTICLE VI

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, provided that this provisions shall not eliminate or limit the liability of a director under applicable law: (i) for any breach of the director’s loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of the law; (iii) for unlawful payment of dividend or unlawful stock purchase or redemption as such liability is imposed under Section 174 of the DGCL; or (iv) for any transaction from which the officer or director derived an improper personal benefit. No amendment to appeal of this Article VI shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been duly authorized and is being executed by an authorized officer of the Corporation on this 16th day of December, 2015.

Truli Media Group, Inc.

By:	/s/ Michael Jay Solomon
Michael Jay Solomon, Chief Executive Officer,
Truli Media Group, Inc.

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF TRULI MEDIA GROUP, INC.

Truli Media Group, Inc. (the ‘‘Company’’), a corporation organized and existing under the General Corporation Law of the State of Delaware (the ‘‘DGCL’’), hereby certifies as follows:

1. The Company was incorporated by the filing of a Certificate of Incorporation with the Secretary of State of Delaware on February 11, 2015.

2. Article 1. of the Company’s Certificate of Incorporation is deleted in its entirety and replaced by the following:

1.	The name of this corporation is Truli Technologies, Inc. (the “Corporation”).

3. This Certificate of Amendment was duly adopted by the Company’s Board of Directors and by a majority of the Company’s outstanding voting power in accordance with the provisions of Sections 228 and 242 of the DGCL.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Incorporation as of the 20th day of June, 2018.

TRULI MEDIA GROUP, INC.

By	/s/ Miles Jennings
Miles Jennings, Chief Executive Officer